

02006921

#13

VF 3-7-02

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41662

RECEIVED
FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Van Liew Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Regency Plaza, Suite One
(No. and Street)

Providence (City) Rhode Island (State) 02903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin M. Oates 401-272-2510
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Finkel, DiSanto, Forsythe, Sciuto & Martin, Inc.
(Name — *if individual, state last, first, middle name*)

128 Dorrance Street - Suite 6000, (Address) Providence (City) Rhode Island (State) 02903 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin M. Oates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Liew Securities, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Kevin M. Oates
Signature

Treasurer
Title

Frank J. Arcuri
Notary Public
MY COMMISSION EXPIRES 7/5/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x Independent Auditors' Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAN LIEW SECURITIES, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

December 31, 2001 and 2000

TABLE OF CONTENTS



FINKEL, DISANTO, FORSYTHE, SCIUTO & MARTIN
INCORPORATED

INDEPENDENT AUDITORS' REPORT

CERTIFIED PUBLIC ACCOUNTANTS
Shakespeare Hall - Suite 6000
128 Dorrance Street
Providence, Rhode Island 02903
Telephone 401-521-1550
Facsimile 401-521-1689
E-mail fdfsm@aol.com

Board of Directors
Van Liew Securities, Inc.
Providence, Rhode Island

We have audited the accompanying statement of financial condition of Van Liew Securities, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Liew Securities, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Finkel, DiSanto, Forsythe, Sciuto + Martin Inc.

February 8, 2002

VAN LIEW SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001 and 2000

ASSETS

		2001		2000
Cash and cash equivalents	$	38,156	$	31,392
Fees and commissions receivable		426		65
Total Assets	$	38,582	$	31,457

LIABILITIES AND STOCKHOLDER'S EQUITY

		2001		2000
Accounts payable	$	962	$	800
Intercompany payable		1,600		-
Total liabilities		2,562		800
Stockholder's equity:				
Common stock; no par, 1,000 shares authorized, issued and outstanding		100		100
Additional paid-in capital		35,200		35,200
Retained earnings (deficit)		720		(4,643)
		36,020		30,657
Total Liabilities and Stockholder's Equity	$	38,582	$	31,457

See accompanying notes to financial statements and auditors' report.

VAN LIEW SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions	$ 13,291	$ 2,741
Interest	465	482
	13,756	3,223
Expenses:		
Advertising and promotion	1,790	1,793
Commissions	3,323	685
Other operating expenses	1,680	1,169
	6,793	3,647
Net income (loss) before income taxes	6,963	(424)
Income taxes	1,600	250
Net income (loss)	$ 5,363	$ (674)

See accompanying notes to financial statements and auditors' report.

VAN LIEW SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2001 and 2000

	Capital Stock	Additional Paid-In Capital	Retained Earnings (Deficit)
Balance, December 31, 1999	100	$ 35,200	$ (3,969)
Net loss	-	-	(674)
Balance, December 31, 2000	100	35,200	(4,643)
Net income	-	-	5,363
Balance, December 31, 2001	100	$ 35,200	$ 720

See accompanying notes to financial statements and auditors' report.

VAN LIEW SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ 5,363	$ (674)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Increase (decrease) in current assets:		
Fees and commissions receivable	(361)	275
Increase in current liabilities:		
Accounts payable	162	169
Intercompany payable	1,600	-
Net cash provided by (used in) operating activities	6,764	(230)
Net increase (decrease) in cash and cash equivalents	6,764	(230)
Cash and cash equivalents, beginning of year	31,392	31,622
Cash and cash equivalents, end of year	$ 38,156	$ 31,392
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Taxes	$ 250	$ 250

See accompanying notes to financial statements and auditors' report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Description of Business

Van Liew Securities, Inc. (the Company) was incorporated as MFS Distributors, Inc. on August 10, 1989 under the laws of the State of Delaware. A Certificate of Amendment was filed on October 18, 1989 changing the name of the corporation to Van Liew Securities, Inc. On May 31, 1990, Van Liew Securities, Inc. became a wholly owned subsidiary of Van Liew Capital, Inc. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934.

On May 31, 1990, the Company entered into an agreement with VLC Trust to act as the principal underwriter and distributor of Ocean State Tax Exempt Fund, an open-end non-diversified investment company organized in August, 1986, as a Massachusetts business trust. Under normal market conditions, at least 80% of the Fund's net assets will be invested in Rhode Island obligations.

b. Revenue Recognition

Sales commissions are recorded as revenue at the time the underwriting is completed and the income is reasonably determinable.

c. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

d. Income Taxes

The Company is a wholly owned subsidiary of Van Liew Capital, Inc. and is included in the consolidated return.

e. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001 and 2000, the Company had net capital of $36,020 and $30,657 which was $31,020 and $25,657 in excess of its required net capital of $5,000 at December 31, 2001 and 2000. The Company's net capital ratio was .07 and .03 to 1, respectively.

VAN LIEW SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2001 and 2000

	2001	2000
Net capital:		
Total stockholder's equity	$ 36,020	$ 30,657
Deductions:		
Non-allowable assets:		
Equipment	-	-
Net capital	$ 36,020	$ 30,657
Aggregate indebtedness:		
Accounts payable	$ 962	$ 800
Intercompany payable	1,600	-
Aggregate indebtedness	$ 2,562	$ 800
Computation of basic net capital requirement:		
Minimum net capital required (based on aggregate indebtedness)	$ 170	$ 53
Minimum dollar requirement	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Excess net capital at 1,500%	$ 31,020	$ 25,657
Excess net capital at 1,000%	$ 35,764	$ 30,577
Ratio: aggregate indebtedness to net capital	.07 to 1	.03 to 1
Reconciliation with Company's computation: (Included in Part 11 of Form X-17A-5 as of December 31, 2001 and 2000)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 36,020	$ 30,657

VAN LIEW SECURITIES, INC.
STATEMENT OF EXEMPT STATUS

Van Liew Securities, Inc. is a corporation organized under the laws of the State of Delaware and is a registered broker-dealer under the Securities and Exchange Act of 1934. The firm has been engaged in the business of underwriting and distributing mutual funds. The firm does not handle, receive or invest funds or securities for customers and is thereby exempt from the requirement for a computation for determination of reserve requirements pursuant to Rule 15c3-3. In addition, it is exempt from reporting information relating to the possession or control requirements under Rule 15c3-3.



FINKEL, DISANTO, FORSYTHE, SCIUTO & MARTIN
INCORPORATED

CERTIFIED PUBLIC ACCOUNTANTS

Shakespeare Hall - Suite 6000
128 Dorrance Street
Providence, Rhode Island 02903
Telephone 401-521-1550
Facsimile 401-521-1689
E-mail fdfsm@aol.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Van Liew Securities, Inc.
Providence, Rhode Island

In planning and performing our audits of the financial statements of Van Liew Securities, Inc., for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Finkel, Di Santo, Forsythe, Sciuto + Martin, Inc.

February 8, 2002